Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Unaudited

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006

Earnings as defined for fixed charges:
Add:
Pretax earnings (loss) from continuing operations before adjustment for income or loss from equity investees	$31,203	$23,222	$1,935	$(54,959)	$23,989	$17,812
Fixed charges	7,387	13,022	15,976	17,544	6,230	2,274
Amortization of capitalized interest	20	26	26	17	—	—

Deduct:
Interest capitalized	(150)	—	—	(52)	(245)	—
Non-controlling interest	—	—	—	413	357	65

Total earnings as defined for ratio to fixed charges:	$38,460	$36,270	$17,937	$(37,037)	$30,331	$20,151

Fixed Charges:

Interest expensed and capitalized and amortization of deferred debt issuance costs	$7,260	$12,883	$15,857	$17,407	$6,128	$2,197
An estimate of interest within rental expense	127	139	119	137	102	77

Total Fixed Charges	$7,387	$13,022	$15,976	$17,544	$6,230	$2,274

Ratio of earnings to fixed charges	5.21	2.79	1.12	(2.11)	4.87	8.86